                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1 )1

                           VESTCOM INTERNATIONAL, INC.
                                (Name of issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   92490410-5
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 14, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

--------------------------                              ------------------------
CUSIP No. 924904 10 5                   13D               Page 2 of 10 pages
--------------------------                              ------------------------

================================= ===============================================================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      Texas
--------------------------------------------------------------------------------
    NUMBER OF       7      SOLE VOTING POWER
     SHARES
  BENEFICIALLY                  0
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                    8      SHARED VOTING POWER

                                722,820
                ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                0
                ----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                722,820
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      722,820
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.98%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              ------------------------
CUSIP No. 924904 10 5                   13D               Page 3 of 10 pages
--------------------------                              ------------------------

================================= ===============================================================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      Texas
--------------------------------------------------------------------------------
    NUMBER OF       7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                 0
     OWNED BY
       EACH
     REPORTING
   PERSON WITH
--------------------------------------------------------------------------------
                    8      SHARED VOTING POWER

                                722,820
                ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                0
                ----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                722,820
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      722,820
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.98%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              ------------------------
CUSIP No. 924904 10 5                   13D               Page 4 of 10 pages
--------------------------                              ------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      Texas
--------------------------------------------------------------------------------
   NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   0
   OWNED BY
     EACH
   REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                    8      SHARED VOTING POWER

                                722,820
                ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                0
                ----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                722,820
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      722,820
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.98%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              ------------------------
CUSIP No. 924904 10 5                   13D               Page 5 of 10 pages
--------------------------                              ------------------------

================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MARK SCHWARZ
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY
--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      WC
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      U.S. Citizen
--------------------------------------------------------------------------------
  NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
--------------------------------------------------------------------------------
                    8      SHARED VOTING POWER

                                722,820
                ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                0
                ----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                722,820
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      722,820
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      7.98%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              ------------------------
CUSIP No. 924904 10 5                   13D               Page 6 of 10 pages
--------------------------                              ------------------------

            The following  constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned  (the  "Statement").  Except as specifically  amended by this
Amendment No. 1, the Statement remains in full force and effect.

            Item 3 is amended in its entirety to read as follows:

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

            The  net  investment  cost  (including  commissions,  if any) of the shares of Common Stock held by NP was  $2,958,887.21,  all of which was obtained from NP's working  capital.  Neither Mr.  Schwarz,  NCG nor NCM directly own any shares of Common Stock.

            Item 4 is amended to include the following:

Item 4.        Purpose of Transaction.
               ----------------------

            On June 12, 2002, the Company issued a press release disclosing that the Company has entered  into a definitive  Agreement  and Plan of Merger with a newly formed corporation  organized by Cornerstone Equity Investors IV, L.P. The
Company  further  disclosed  that the proposed  merger  transaction  needs to be approved by the Company's  shareholders.  The Company also announced that it was postponing its annual meeting of stockholders  originally scheduled for June 21,
2002 to a later date so that the proposed  merger  transaction may be considered by the  shareholders in the next annual meeting.  Based upon publicly  available information  concerning the proposed merger, the Reporting Persons fully support the proposed  merger  transaction as announced and the decision of management to postpone the annual meeting of shareholders in connection therewith.

            Items  5(a),  (b) and (c) are  amended in their  entirety to read as follows:

Item 5.        Interest in Securities of the Company.
               -------------------------------------

            The aggregate  percentage  of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 9,056,806 shares outstanding, which is the total  number of shares of Common  Stock  outstanding  as reported in the
Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

            (a) As of the filing date of this Statement,  NP beneficially  owned
722,820  shares  of  Common  Stock,  representing  approximately  7.98%  of  the
Company's issued and outstanding Common Stock.

                NCM, as the general partner of NP, may be deemed to beneficially own the 722,820 shares of Common Stock  beneficially  owned by NP,  representing approximately 7.98% of the issued and outstanding Common Stock of the Company.

                NCG, as the general  partner of NCM, with in turn is the general partner  of NP, may also be deemed to  beneficially  own the  722,820  shares of
Common Stock beneficially owned by NP,  representing  approximately 7.98% of the issued and outstanding Common Stock of the Company.

--------------------------                              ------------------------
CUSIP No. 924904 10 5                   13D               Page 7 of 10 pages
--------------------------                              ------------------------

                Mark Schwarz, as the managing member of NCG, the general partner of NCM,  which in turn is the  general  partner  of NP,  may also be  deemed  to beneficially  own the 722,820 shares of Common Stock  beneficially  owned by NP, representing  approximately  7.98% of the issued and outstanding Common Stock of the Company.

            (b) Each of the Reporting Persons has the shared power to direct the vote and the shared  power to direct the  disposition  of the 722,820  shares of
Common Stock that may be deemed to be beneficially owned by each of them.

            (c)  Schedule A annexed  hereto  lists all the  transactions  in the
Company's Common Stock since it filed its initial Schedule 13D on May 20, 2002.

Item 7.          Materials to be Filed as Exhibits.
                 ---------------------------------

(a)         Joint Filing Agreement dated as of June 18, 2002 among NP, NCG, NCM and Mark Schwarz.

--------------------------                              ------------------------
CUSIP No. 924904 10 5                   13D               Page 8 of 10 pages
--------------------------                              ------------------------

                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 18, 2002
                                          NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.,
                                              its  general partner,
                                          By: Newcastle Capital Group, L.L.C.,
                                              its general partner

                                          By: /s/ Mark Schwarz
                                              ----------------------------------
                                              Mark Schwarz, Managing Member

                                          NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                          By: Newcastle Capital Group, L.L.C.,
                                              its general partner

                                          By: /s/ Mark Schwarz
                                              ----------------------------------
                                              Mark Schwarz, Managing Member

                                          NEWCASTLE CAPITAL GROUP, L.L.C.

                                          By: /s/ Mark Schwarz
                                              ----------------------------------
                                              Mark Schwarz, Managing Member

                                          /s/ Mark Schwarz
                                          -----------------------------------
                                          Mark Schwarz

--------------------------                              ------------------------
CUSIP No. 924904 10 5                   13D               Page 9 of 10 pages
--------------------------                              ------------------------

                             JOINT FILING AGREEMENT

            In accordance with Rule  13d-1(k)(1)  under the Securities  Exchange
Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/Amendment No. 1 dated June
18, 2002  (including  amendments  thereto)  with  respect to the Common Stock of
Vestcom  International,  Inc. This Joint Filing  Agreement  shall be filed as an
Exhibit to such Statement.

Dated:   June 18, 2002
                                          NEWCASTLE PARTNERS, L.P.

                                          By: Newcastle Capital Management, L.P.,
                                              its  general partner,
                                          By: Newcastle Capital Group, L.L.C.,
                                              its general partner

                                          By: /s/ Mark Schwarz
                                              ----------------------------------
                                              Mark Schwarz, Managing Member

                                          NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                          By: Newcastle Capital Group, L.L.C.,
                                              its general partner

                                          By: /s/ Mark Schwarz
                                              ----------------------------------
                                              Mark Schwarz, Managing Member

                                          NEWCASTLE CAPITAL GROUP, L.L.C.

                                          By: /s/ Mark Schwarz
                                              ----------------------------------
                                              Mark Schwarz, Managing Member

                                          -----------------------------------
                                          Mark Schwarz

--------------------------                              ------------------------
CUSIP No. 924904 10 5                   13D               Page 10 of 10 pages
--------------------------                              ------------------------

                                   SCHEDULE A
                  Transactions in the Shares since May 20, 2002
                  ---------------------------------------------

  Shares of Common Stock               Price Per                  Date of
       Purchased                       Share($)                   Purchase
       ---------                       --------                   --------

                            Newcastle Partners, L.P.
                            ------------------------
          87,000                        $5.97                  June 13, 2002
          89,000                        $5.93                  June 14, 2002